Exhibit 99.1

News Release

Orla Mining Releases 2024 Sustainability Report in Commitment to Sustainability

VANCOUVER, BC, Sept. 17, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the release of its 2024 Sustainability Report, continuing to demonstrate its commitment to responsible mining and transparent disclosure of environmental, social, and governance ("ESG") performance. The 2024 Sustainability Report is available online here.

Now in its third year of ESG reporting, Orla remains committed to transparent environmental and social metrics, responsible governance, and embedding sustainability across its operations and culture.

Orla remains a proud signatory to the United Nations Global Compact, aligning its practices with internationally recognized sustainability principles. In 2024 the Company also deepened its approach to climate action by conducting the first Scope 3 emissions assessment at its Camino Rojo operation in Mexico, expanding the Company's understanding of indirect emissions across the value chain.

2024 Sustainability Performance Highlights:

Camino Rojo, Mexico:

  Achieved industry-leading GHG emissions intensity of 0.24 tonnes of CO2 equivalent per ounce of gold produced (Scope 1 and 2).
  Maintained a water intensity of 0.12 m³ per tonne of processed ore, with 100% of water reused and recycled and zero water discharge.
  Spent US$9.6 million on goods and services through local suppliers.
  Delivered an average of 106 hours of health and safety training per employee, a 116% increase from the previous year.
  Partnered with local schools and the San Tiburcio Ejido to launch a community poultry farm, promoting food self-sufficiency, youth skills development, and sustainable rural livelihoods.

Company-wide:

  58% of direct employees at sites were hired from local communities, up from 49% in 2023.
  Introduced four new environmental management standards covering water management, biodiversity, air emissions and noise, and hazardous materials, strengthening site-level accountability.
  25% of Orla's corporate goals were ESG-linked, all of which were achieved. Pease refer to the Company's 2025 Management Information Circular for more information on Orla's corporate goals.

"Our 2024 Sustainability Report is another step forward in building a culture of accountability for our performance and continuous learning to improve outcomes, aligning business growth with responsible practices that benefit the people and ecosystems around us."

̶    Silvana Costa, Orla's Chief Sustainability Officer

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements relating to the Company's sustainability goals and strategy. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the Company's ability to implement its sustainability goals and strategy. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 06:00e 17-SEP-25